[Chapman and Cutler LLP Letterhead]

November 22, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 11, 2019 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Buffer ETFTM – December, Innovator S&P 500 Power Buffer ETFTM – December and Innovator S&P 500 Ultra Buffer ETFTM – December (each a “Fund” and, collectively the “Funds”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests confirmation that, with the exception of the revised name and defined outcome (i.e. the cap and the buffer), there are no other material changes between this filing and previous filings of this strategy.

Response to Comment 1

Pursuant to the Staff’s request, with the exception of any changes indicated below, each Fund so confirms.

Comment 2 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

Pursuant to Rule 485A of the Securities Act of 1933, the Registration Statement is set to go automatically effective on November 25, 2019. Prior to the effectiveness of the Registration Statement, the Funds will file an amended registration statement that discloses the Fund’s expected Cap range. The Funds will ensure that the amended registration statement will not go effective more than two business days prior to the expected final Cap filing. As such, the Funds will a registration statement with the respective expected Cap ranges to be effective on November 27, 2019. The Funds note that the definitive Cap is not available until the market closes on the day prior to the Funds’ launch, November 29, 2019. Accordingly, the Funds intend to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on November 29, 2019. The Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 3 – Concentration Policy

The Staff notes that each Fund has adopted a fundamental policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. Please explain in supplemental correspondence the expected impact of such a policy in the event that the index serving as the reference assets for each Fund’s FLEX Options were to become concentrated in an industry or group of industries.

Response to Comment 3

Although the Funds do not expect such a concentration to occur, the Adviser will continuously monitor the index’s industry exposure and commits to revising the disclosure to reflect any significant exposures, keeping the Funds consistent with the broader suite of S&P 500 Defined Outcome ETFs. Given each Fund’s policy not to concentrate its investments, the Funds respectfully decline to include additional risk disclosure.

Comment 4 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the Funds add additional disclosure to its prospectus (specifically under Item 9) that discloses the Funds’ methodology for the valuation of derivatives for purposes of the determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please confirm that the Funds will use market value, rather than notional value, of its respective derivatives positions for determining the compliance with Rule 35d-1 of the 1940 Act, and that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 4

In accordance with the Staff’s request, each Fund has revised the section entitled “Fund Investments – Principal Investments – FLEX Options” to include the disclosure set forth below as the fourth paragraph:

The Fund will use the market value of its derivatives holdings for purpose of determining compliance the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Comment 5 – Principal Risks

In her October 25, 2018 address at the ICI Securities Law Developments Conference, Dalia Blass (Director of Division of Investment Management) commented on the proper ordering of principal risks. The Staff notes that the principal risks should be ordered in order of importance rather than alphabetically.

Response to Comment 5

Pursuant to the Commission’s request, the risks will be reordered.

Comment 6 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 6

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 7 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the 1933 Act.

Response to Comment 7

Pursuant to the Staff’s request, each Fund so confirms.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:     /s/ Morrison C. Warren

Morrison C. Warren